UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF MICHIGAN

In the matter of:

Ecology Coatings, Inc. f/d/b/a Case No. 13-49950-wsd

Ecology – CA Hon. Walter Shapero

Chapter 7

Debtor.

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ORDER APPROVING THE SALE OF THE CORPORATE SHELL OF ECOLOGY COATINGS, INC. FREE AND CLEAR OF LIENS, CLAIMS, INTERESTS AND ENCUMBRANCES

This matter having come before the Court on the Trustee's Motion For Order Approving The Sale Of The Corporate Shell Of Ecology Coatings, Inc. Free And Clear Of Liens, Claims, Interests And Encumbrances (the “Sale Motion”), pursuant to which Trustee seeks: (i) approval of the Contract For Sale And Purchase Of Ecology Coatings, Inc. Corporate Shell (the “Agreement”); and (ii) entry of an order authorizing Trustee to sell the corporate shell of Ecology Coatings, Inc. (the “Asset”) pursuant to the Agreement; no objections having been filed to the Sale Motion; and it appearing that the relief requested in the Sale Motion is in the best interest of the chapter 7 bankruptcy estate; and good cause appearing therefor, it is hereby

FOUND AND DETERMINED THAT:

A. The Court has jurisdiction over the Sale Motion pursuant to 28 U.S.C. §§ 157 and 1334, and this matter is a core proceeding pursuant to 28 U.S.C. § 157(b) (2) (A) and (N). Venue of these cases and the Sale Motion in this district is proper under 28 U.S.C. §§ 1408 and 1409.

B. The statutory predicates for the relief sought in the Sale Motion are sections 105(a) and 363(b), (f) and (m) of the United States Bankruptcy Code, 11 U.S.C. §§ 101-1330, as amended (the “Bankruptcy Code”) and Fed. R. Bankr. P. 6004.

C. As evidenced by the affidavits of service filed with the Court, (i) proper, timely, adequate and sufficient notice of the Sale Motion has been provided in accordance with 11 U.S.C. §§ 102(1), 363 and Fed. R. Bankr. P. 2002 and 6004, (ii) such notice was good and sufficient, and appropriate under the particular circumstances, and (iii) no other or further notice of the Sale Motion is or shall be required.

D. Trustee has (i) full power and authority to execute the Agreement and all other documents made concomitant therewith, and the sale of the Asset by Trustee has been duly and validly authorized; and (ii) all of the power and authority necessary to consummate the transaction contemplated by the Agreement.

E. Approval of the Agreement and consummation of the sale of the Asset at this time is in the best interests of the bankruptcy estate.

F. Trustee has demonstrated both (i) good, sufficient and sound business purpose and justification and (ii) compelling circumstances for the sale of the Asset pursuant to 11 U.S.C. §363(b).

G. A reasonable opportunity to object or be heard with respect to the Sale Motion and the relief requested therein has been afforded to all interested persons and entities, including, but not limited to, (i) the Office of the United States Trustee, (ii) counsel for the Purchaser, (iii) any creditors of the Debtor, and (iv) all other entities that have filed requests for notices pursuant to Bankruptcy Rule 2002.

H. The Agreement was negotiated, proposed and entered into by Trustee and the Purchaser without collusion, in good faith, and from arm's length bargaining positions.

I. The Purchaser is a good faith purchaser under 11 U.S.C. §363(m) and, as such, is entitled to all of the protections afforded thereby. The Purchaser will be acting in good faith within the meaning of 11 U.S.C. §363(m) in closing the transaction contemplated by the Agreement.

J. The consideration provided by the Purchaser for the Asset pursuant to the Agreement (i) is fair and reasonable, (ii) is the highest and best offer for the Asset, and (iii) constitutes reasonably equivalent value and fair consideration under the Bankruptcy Code.

K. The transfer of the Asset to the Purchaser will be a legal, valid and effective transfer of the Asset, and will vest the Purchaser with all right, title and interest of ECOC to the Asset free and clear of all liens, claims and encumbrances.

NOW THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED THAT:

1.	The Sale Motion is granted, as further described herein.

Approval of the Agreement

2.	The Agreement and all of the terms and conditions thereof are hereby approved.

3.      Pursuant to 11 U.S.C. § 363(b), Trustee is authorized and directed to consummate the Sale, pursuant to, in accordance with and subject to the terms and conditions of the Agreement.

4.      Trustee is authorized to execute and deliver, and is empowered to perform under, consummate and implement, the Agreement, together with all additional instruments and documents that may be necessary to implement the Agreement, and to take all further actions as may be reasonably requested by the Purchaser for the purpose of assigning, transferring, granting, conveying and conferring to the Purchaser or reducing to possession, the Asset.

Transfer of Asset

5.      Pursuant to 11 U.S.C. § 105(a) and 363(b) and (f), the Asset shall be transferred to the Purchaser as of the Closing Date. As of the Closing Date, the Asset shall be transferred to the Purchaser, pursuant to section 363(f) of the Bankruptcy Code, free and clear of all interests, claims (as defined in section 101(5) of the Bankruptcy Code), liens (as defined in section 101(37) of the Bankruptcy Code) and encumbrances.

6.      The transfer of the Asset to the Purchaser pursuant to the Agreement constitutes a legal, valid and effective transfer of the Asset, and shall vest the Purchaser with all right, title and interest of ECOC in and to the Asset free and clear of all claims of any kind or nature whatsoever.

7.      Each and every federal, state, and local government agency and/or department is directed to accept and timely process any and all documents, instruments and permits necessary and appropriate to consummate the transactions contemplated in the Agreement and this Order.

Additional Provisions

8.      The consideration provided by the Purchaser for the Asset under the Agreement shall be deemed to constitute reasonably equivalent value and fair consideration under the Bankruptcy Code.

9.      The consideration provided by the Purchaser for the Asset under the Agreement is fair and reasonable, and was not controlled by an agreement among potential bidders, and the sale is not avoidable under section 363(n) of the Bankruptcy Code.

10.    This Order (a) shall be effective as a determination that, on the Closing Date, all Claims of any kind or nature whatsoever existing as to the Asset prior to the closing have been unconditionally released, discharged and terminated, and that the conveyance described herein has been effected, and (b) shall be binding upon and shall govern the acts of all entities in or to the Asset.

11.	In accordance with the Agreement, and on the Closing Date:
i)	All common and preferred share conversion rights of any kind (except convertible preferred stock of ECOC that is actually transferred to the Purchaser pursuant to subsection viii below), including, without limitation, warrants, options and convertible bonds are cancelled and extinguished.
ii)	The existing Board of Directors of ECOC is terminated; Purchaser is authorized to elect a new Board of Directors.
iii)	The Purchaser is authorized to retain a new stock transfer agent for ECOC or in the event the existing transfer agent is still in business, to retain the existing transfer agent.
iv)	The Purchaser is permitted to amend the articles of incorporation of ECOC to conform to the terms set forth in the Agreement and in this Order.
v)	The Purchaser is permitted to issue up to 30,000,000 shares of common stock of ECOC to the Purchaser or its assigns.
vi)	The Purchaser is permitted to implement a reverse split of the issued and outstanding common stock of ECOC in a ratio of approximately 5,000 to 1.
vii)	To the extent the same are in her possession and control, Trustee is authorized to deliver all of ECOC's corporate books and records to Purchaser that are in her possession, if any, with the Purchaser bearing any and all costs and fees required for the retrieval and conveyance of these items.
viii)	To the extent ECOC is the holder of any currently issued and outstanding convertible preferred stock of ECOC, Trustee is authorized to execute a valid stock power assigning, conveying and otherwise transferring all of the currently issued and outstanding convertible preferred stock of ECOC to the Purchaser.
ix)	The Purchaser shall take all reasonable action to preserve ECOC's listing on the Over the Counter Pink Sheet Marketplace (to the extent that ECOC has such a listing), including, specifically the filing of an SEC Form 15.

12.    Each and every federal, state and local government agency or department is hereby directed to accept any and all documents and instruments necessary and appropriate to consummate the transactions contemplated by the Agreement.

13.    This Court retains jurisdiction to enforce and implement the terms and provisions of the Agreement, all amendments thereto, any waivers and consents thereunder, and of the Agreement executed in connection therewith in all respects, including, but not limited to, retaining jurisdiction to (a) compel delivery of the Asset to the Purchaser, (b) resolve any disputes arising under or related to the Agreement, except as otherwise provided therein, (c) interpret, implement, and enforce the provisions of this Order, and (d) protect the Purchaser against any claims with respect to the Asset.

14.    The transaction contemplated by the Agreement is undertaken by the Purchaser in good faith, as that term is used in 11 U.S.C. § 363(m), and accordingly, the reversal or modification on appeal of the authorization provided herein to consummate the Sale shall not affect the validity of the Sale to the Purchaser, unless such authorization is duly stayed pending such appeal. The Purchaser is a purchaser in good faith of the Asset, and is entitled to all of the protections afforded by 11 U.S.C. § 363(m).

15.    The terms and provisions of the Agreement and this Order shall be binding in all respects upon and shall inure to the benefit of Trustee, the bankruptcy estate, and their creditors, the Purchaser, and its respective affiliates, successors and assigns, and any affected third parties including, but not limited to, all persons asserting claims in the Asset.

16.    The failure specifically to include any particular provisions of the Agreement in this Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Agreement be authorized and approved in its entirety. To the extent any provision of the Agreement is inconsistent with the terms of this Order, the terms of this Order shall govern.

17.    The Agreement and any related agreement, documents or other instrument may be modified, amended or supplemented by the parties thereto, in a writing signed by both parties, and in accordance with the terms thereof, without further order of the Court, provided that any such modification, amendment or supplement does not have a material adverse effect on the bankruptcy estate.

18.    The provisions of this Order are nonseverable and mutually dependent.

19.    The stay of orders authorizing the use, sale or lease of property as provided for in Fed. R. Bank. P. 6004(g) shall not apply to this Order, which is immediately effective and enforceable.